October 8, 2015

VIA EDGAR (CORRESPONDENCE)
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mark P. Shuman

Re: PDI, Inc.
Registration Statement on Form S-3, as amended
File No. 333-207263
Dear Mr. Shuman:
PDI, Inc., a Delaware corporation (the “Company”), hereby requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the Company’s registration statement on Form S-3, Registration No. 333-207263, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:30 p.m., Eastern Time on October 9, 2015, or as soon thereafter as practicable.
The Company hereby acknowledges that:

•
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Steven J. Abrams, Esq. of Pepper Hamilton LLP with any questions or comments at (215) 981-4241.

Sincerely,

/s/ Graham G. Miao
Graham G. Miao
Chief Financial Officer
PDI, Inc.
cc:    Via E-Mail

PDI, Inc.
Nancy S. Lurker

Pepper Hamilton LLP
Steven J. Abrams, Esq.